UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
Estimated average burden
SCHEDULE 13D/A	hours per response… 10.4

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

89BIO, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

282559103

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2500

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282559103	13D

1	Names of Reporting Persons. RA Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 7,806,169 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 7,806,169 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,806,169 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.9%[1]
14	Type of Reporting Person (See Instructions) IA, PN

1 The reporting person is the beneficial owner of 7,782,669 shares of the Issuer’s Common Stock. The percentage calculation assumes that there are currently 39,026,850 outstanding shares of Common Stock of the Issuer based on the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on July 1, 2022 and giving effect to 18,916 vested stock options (right to buy), an additional 1,334 stock options (right to buy) which will vest within 60 days held by Mr. Derek DiRocco for the benefit of RA Capital and an additional 3,250 shares that the Reporting Persons beneficially own based on the right to acquire upon exercise of Warrants subject to a Beneficial Ownership Blocker (as defined below).

CUSIP No. 282559103	13D/A

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 7,806,169 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 7,806,169 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,806,169 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.9%[2]
14	Type of Reporting Person (See Instructions) HC, IN

2 The reporting person is the beneficial owner of 7,782,669 shares of the Issuer’s Common Stock. The percentage calculation assumes that there are currently 39,026,850 outstanding shares of Common Stock of the Issuer based on the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on July 1, 2022 and giving effect to 18,916 vested stock options (right to buy), an additional 1,334 stock options (right to buy) which will vest within 60 days held by Mr. Derek DiRocco for the benefit of RA Capital and an additional 3,250 shares that the Reporting Persons beneficially own based on the right to acquire upon exercise of Warrants subject to a Beneficial Ownership Blocker (as defined below).

CUSIP No. 282559103	13D/A

1	Names of Reporting Persons. Rajeev Shah
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 7,806,169 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 7,806,169 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,806,169 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.9%[3]
14	Type of Reporting Person (See Instructions) HC, IN

3 The reporting person is the beneficial owner of 7,782,669 shares of the Issuer’s Common Stock. The percentage calculation assumes that there are currently 39,026,850 outstanding shares of Common Stock of the Issuer based on the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on July 1, 2022 and giving effect to 18,916 vested stock options (right to buy), an additional 1,334 stock options (right to buy) which will vest within 60 days held by Mr. Derek DiRocco for the benefit of RA Capital and an additional 3,250 shares that the Reporting Persons beneficially own based on the right to acquire upon exercise of Warrants subject to a Beneficial Ownership Blocker (as defined below).

CUSIP No. 282559103	13D/A

1	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 7,470,805 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 7,470,805 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,470,805 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.93%[4]
14	Type of Reporting Person (See Instructions) PN

4 The reporting person is the beneficial owner of 7,447,305 shares of the Issuer’s Common Stock. The percentage calculation assumes that there are currently 39,026,850 outstanding shares of Common Stock of the Issuer based on the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on July 1, 2022 and giving effect to 18,916 vested stock options (right to buy), an additional 1,334 stock options (right to buy) which will vest within 60 days held by Mr. Derek DiRocco for the benefit of RA Capital and an additional 3,250 shares that the Reporting Persons beneficially own based on the right to acquire upon exercise of Warrants subject to a Beneficial Ownership Blocker (as defined below).

CUSIP No. 282559103	13D/A

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 4 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on November 13, 2019 as amended by Amendment No.1 filed on July 10, 2020, Amendment No.2 to filed on September 21, 2020 and Amendment No. 3 filed on June 2, 2021 (as so amended, the “Statement”) by the Reporting Persons with respect to the Common Stock, $0.001 par value (the “Common Stock”), of 89bio, Inc. (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 4 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 2. Identity and Background

Item 2(a) of the Statement is hereby amended and restated as follows:

(a) This Schedule 13D is being filed on behalf of RA Capital Management, L.P. (“ RA Capital”), RA Capital Healthcare Fund, L.P. (the “Fund”), Peter Kolchinsky, and Rajeev Shah. RA Capital, Dr. Kolchinsky, Mr. Shah, and the Fund are collectively referred to herein as the “Reporting Persons.”

The Common Stock reported herein includes (1) 7,447,305 Common Stock shares held by the Fund, (2) a total of 18,916 vested stock options (right to buy), (3) 1,334 stock options (right to buy) which shall vest within 60 days of this filing, (4) a total of 2,816,900 warrants (“Warrants”), through which the Fund has a right to acquire 1,408,450 Common Stock shares, and (3) 335,364 shares held by the RA Capital Nexus Fund, L.P (the “Nexus Fund”). The Warrants contain a provision (the “Beneficial Ownership Blocker”) which precludes exercise of the warrants to the extent that, following exercise, the Reporting Persons, together with their affiliates and other attribution parties, would beneficially own more than 19.99% of the Ordinary Shares outstanding.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Nexus Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer held by the Fund or the Nexus Fund.  The Fund and the Nexus Fund have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s and the Nexus Fund’s portfolio, including the shares of the Issuer’s Common Stock reported herein.  Because the Fund and the Nexus Fund have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, the Fund and the Nexus Fund disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital.  RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D Statement (the “Statement”) other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

CUSIP No. 282559103	13D/A

(b) The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c) The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Nexus Fund. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover pages.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

The Reporting Persons acquired additional securities of the Issuer in the transactions described in Item 5(c) of this Amendment No. 4 for an aggregate of $9,999,995.00. The purchases were for cash and were funded by the working capital of the Fund.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

The Reporting Persons acquired the Common Stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer. Although the Reporting Persons currently have no plan or proposal to acquire any additional Common Stock or to dispose of any of the Common Stock reported herein, the Reporting Persons may acquire additional Common Stock from time to time or dispose of Common Stock they beneficially own (including by means of 10b5-1 programs), consistent with their investment purposes and in amounts to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer's business prospects, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. Dr. Joshua Resnick, a Managing Director of RA Capital, currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of his duties as a director.

The Reporting Persons have no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

CUSIP No. 282559103	13D/A

The Reporting Persons may, however, change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented as follows:

(a) and (b) See Items 7-11 of the cover pages above and Item 2.

(c) The following table lists the Reporting Persons’ transactions in Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Purchaser	Date	No. Shares	Price
Purchase	The Fund	01-July-2022	2,816,900	$3.55
Purchase**	The Fund	01-July-2022	2,816,900	$0.001

**Warrants subject to Beneficial Ownership Blocker as detailed below.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

Warrants

The Warrants contain a Beneficial Ownership Blocker provision which precludes exercise of the Warrants to the extent that, following exercise, the Reporting Persons, together with their affiliates and other attribution parties, would own more than 19.99% of the Ordinary Shares outstanding. The exercise price of the Warrants is $5.325 per share.

Lock-Up Agreement

In connection with the underwritten offering that closed on July 1, 2022, the Fund and Nexus Fund and the certain other stockholders of the Issuer and the Issuer’s directors, including Mr. Derek DiRocco, entered into a lockup agreement (the “Lockup Agreement”) with BofA Securities, Inc. and SVB Securities LLC. Pursuant to the Lockup Agreement, subject to certain exceptions, the Fund and the Nexus Fund agreed not to offer, sell or transfer any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, without the prior written consent of BofA Securities, Inc. and SVB Securities LLC. for a period of 60 days from July 1, 2022. A copy of the form of Lock-Up Agreement is filed as Exhibit 3 to this filing and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 1, 2022).

Exhibit 3	Form of Lock-Up Agreement (incorporated by reference to Exhibit A of Exhibit 1.1 of the Issuer’s Current Report on Form 8-K filed on July 1, 2022).

CUSIP No. 282559103	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 6, 2022

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager

CUSIP No. 282559103	13D/A

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of July 6, 2022, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.001 per share of 89bio, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager